SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)*

                                 CELLSTAR CORP.
                                ---------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   150925105
                                  ------------
                                 (CUSIP Number)

                                Collin Lancaster
                                General Counsel
                               Stark Investments
                             3600 South Lake Drive
                             St. Francis, WI 53235
                                  414-294-7000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 10, 2003
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
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                                                                  Page 2 of 7
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
     SOURCE OF FUNDS
4
     N/A
_____________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              4,495,042 (See Item 5)
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           4,495,042 (See Item 5)
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
_____________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     4,495,042 (See Item 5)
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22% (See Item 5)
_____________________________________________________________________________
     TYPE OF REPORTING PERSON*
14
     IN
_____________________________________________________________________________
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                                                                     Page 3 of 7

Item 1    Security and Issuer.

          This Amendment No. 2 on Schedule 13D is filed in connection with the shares of Common Stock, par value $0.01 per share (the "Shares"), of Cellstar Corp. (the "Company"), with its principal executive offices at 1730 Briecroft Drive, Carrolton, TX 75006. This Amendment No. 2 hereby amends and supplements the Schedule 13D originally filed on March 12, 2002, as amended by Amendment No. 1 on November 5, 2003.

Item 2.   Identity and Background.

          The business address for Messrs. Roth and Stark and the entities is c/o Stark Investments, 3600 South Lake Drive, St. Francis WI 53235.

Item 3.   Source and Amount of Funds or Other Consideration.

          N/A

Item 4.   Purpose of Transaction.

          The Reporting Persons intend to continue to evaluate the performance of its Shares as an investment in the ordinary course of business.

Item 5.   Interest in Securities of the Issuer.

          (a)(b) The Reporting Persons currently beneficially own an aggregate of 4,495,042 shares of Common Stock or 22% of the outstanding shares of Common Stock which the Company has indicated, in its Quarterly Report on Form 10Q for the quarterly period ended August 31, 2003, to be 20,354,364 shares of Common Stock.

          (c) See Exhibit A attached hereto.

          (d)(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          N/A

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 - Joint Filing Agreement.

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                                                                     Page 4 of 7

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 12, 2003

                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark
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                                                                     Page 5 of 7

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of an Amendment No. 2 to Schedule 13D (including amendments thereto) with respect to certain shares of Common Stock, $.01 par value of Cellstar Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 12, 2003.

                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark
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                                                                     Page 6 of 7

                                                                       Exbibit A


       QUANTITY
         SOLD     PRICE    Date of Sale     BALANCE
 1.        500    13.98    11/05/2003       4,706,249
 2.      26196       14    11/05/2003       4,680,053
 3.        500    14.01    11/05/2003       4,679,553
 4.        300    14.02    11/05/2003       4,679,253
 5.        300    14.03    11/05/2003       4,678,953
 6.        404    14.05    11/05/2003       4,678,549
 7.       1450    14.06    11/05/2003       4,677,099
 8.        750    14.15    11/05/2003       4,676,349
 9.        300    14.16    11/05/2003       4,676,049
10.       6600    14.75    11/05/2003       4,669,449
11.       2300     14.8    11/05/2003       4,667,149
12.       1800    14.81    11/05/2003       4,665,349
13.        600   14.813    11/05/2003       4,664,749
14.       3600    14.82    11/05/2003       4,661,149
15.       1000    14.83    11/05/2003       4,660,149
16.       1300    14.85    11/05/2003       4,658,849
17.       1400     14.9    11/05/2003       4,657,449
18.       9705   $13.00    11/06/2003       4,647,744
19.       5300   $13.01    11/06/2003       4,642,444
20.       7700   $13.02    11/06/2003       4,634,744
21.       2600   $13.03    11/06/2003       4,632,144
22.        100   $13.04    11/06/2003       4,632,044
23.       3551   $13.05    11/06/2003       4,628,493
24.       5276   $13.06    11/06/2003       4,623,217
25.       4600   $13.07    11/06/2003       4,618,617
26.         24   $13.08    11/06/2003       4,618,593
27.       4200   $13.10    11/06/2003       4,614,393
28.        600   $13.12    11/06/2003       4,613,793
29.       6195   $13.15    11/06/2003       4,607,598
30.       1900   $13.16    11/06/2003       4,605,698
31.       1000   $13.17    11/06/2003       4,604,698
32.       1000   $13.19    11/06/2003       4,603,698
33.      14205   $13.20    11/06/2003       4,589,493
34.        400   $13.21    11/06/2003       4,589,093
35.         63   $13.22    11/06/2003       4,589,030
36.       2237   $13.23    11/06/2003       4,586,793
37.       6200   $13.25    11/06/2003       4,580,593
38.        600   $13.26    11/06/2003       4,579,993
39.       2300   $13.30    11/06/2003       4,577,693
40.       1163   $13.32    11/06/2003       4,576,530
41.        100   $13.35    11/06/2003       4,576,430
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                                                                     Page 7 of 7

42.        700   $13.36    11/06/2003       4,575,730
43.       1600   $13.38    11/06/2003       4,574,130
44.       4237   $13.45    11/06/2003       4,569,893
45.       1100   $13.70    11/06/2003       4,568,793
46.       1000   $13.73    11/06/2003       4,567,793
47.       1200   $13.82    11/06/2003       4,566,593
48.       1100   $13.85    11/06/2003       4,565,493
49.        300   $13.86    11/06/2003       4,565,193
50.       1000   $13.87    11/06/2003       4,564,193
51.       1800   $13.90    11/06/2003       4,562,393
52.        800   $13.91    11/06/2003       4,561,593
53.      23050   $13.00    11/07/2003       4,538,543
54.        400   $13.01    11/07/2003       4,538,143
55.       5000   $13.03    11/07/2003       4,533,143
56.       7400   $13.05    11/07/2003       4,525,743
57.        400   $13.07    11/07/2003       4,525,343
58.        500   $13.09    11/07/2003       4,524,843
59.        200   $13.10    11/07/2003       4,524,643
60.        950   $13.14    11/07/2003       4,523,693
61.       1900   $13.19    11/07/2003       4,521,793
62.       1600   $13.20    11/07/2003       4,520,193
63.        300   $13.22    11/07/2003       4,519,893
64.        100   $13.23    11/07/2003       4,519,793
65.        600   $13.25    11/07/2003       4,519,193
66.        200   $13.27    11/07/2003       4,518,993
67.      5,919   $13.00    11/10/2003       4,513,074
68.        400   $13.01    11/10/2003       4,512,674
69.      4,000   $13.03    11/10/2003       4,508,674
70.      1,651   $13.05    11/10/2003       4,507,023
71.      1,800   $13.06    11/10/2003       4,505,223
72.      2,700   $13.08    11/10/2003       4,502,523
73.      3,200   $13.12    11/10/2003       4,499,323
74.      3,481   $13.13    11/10/2003       4,495,842
75.        800   $13.23    11/10/2003       4,495,042